AS-IP Tech, Inc.
US Office: 954 Lexington Ave., Suite 242, New York, 10021, NY
Australian Office: Suite 3, Level 7, 24 Collins Street, Melbourne, Vic., 3000
t :  +1 (424) 888-2212     e: admin@nextwave.biz

 February 2, 2016


Ms M. Raminpour
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C., 20549


Dear Ms Raminpour

 Re: 	Form 10-K for the Fiscal Year Ended June 30, 2015
      Filed September 28, 2015
      File No. 000-27881

 In response to your letter dated January 21, 2016, attached are the following documents in response to your comments:
1. An amended Report of Independent Registered Public Accounting Firm.
2. Amended Managements Report on Internal Control Over Financial Reporting
3. Amended Exhibits 31.1 and 31.2 for the Form 10-K for the fiscal year ended June 30, 2015
4. Amended Exhibits 31.1 and 31.2 for the Quarterly Report for the period ended September 30, 2015

When we have received advise from the Commission that its comments have been addressed satisfactorily, we will file the Form 10-K/A and Form 10-Q/A documents.

 As requested in your letter, the Company acknowledges that:
* The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


 Yours sincerely




 Philip Shiels
 Chief Executive Officer
 and Chief Financial Officer